Exhibit 99.1

BROOKFIELD INFRASTRUCTURE L.P.

SECOND AMENDMENT TO THE
AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT

THIS AMENDMENT (the “Amendment”) to the Amended and Restated Limited Partnership Agreement dated as of February 29, 2016 (the “Agreement”) of Brookfield Infrastructure L.P. (the “Partnership”) is made as of the 14th day of September, 2016, by the undersigned.  Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.

WHEREAS, on August 2, 2016, the board of directors of the general partner of the Managing General Partner approved a three-for-two unit split of the limited partnership units of BIP (“BIP LP Units”) by way of a subdivision of the outstanding LP Units (the “LP Unit Split”) to be effective on September 14, 2016 (the “Effective Date”);

AND WHEREAS, the board of directors of the general partner of the Managing General Partner also approved a subdivision of the Partnership’s Managing General Partner Units, Redemption-Exchange Units and Special Limited Partner Units (each an “Infrastructure Partnership Interest”) so that the proportion of each type of Infrastructure Partnership Interest outstanding to the number of LP Units outstanding prior to the Effective Date remains as close as possible after giving effect to the LP Unit Split and the rounding up of fractional interests thereunder (such split to be 3.0000326831 for every two Infrastructure Partnership Units, based on the number of LP Units held by registered holders as at July 28, 2016) (the “Infrastructure Partnership Unit Split” and, together with the LP Unit Split, the “Unit Splits”);

AND WHEREAS, it is desirable to amend the Agreement to adjust the First Distribution Threshold and Second Distribution Threshold to reflect the Unit Splits;

AND WHEREAS, pursuant to Section 17.1 of the Agreement, subject to compliance with the requirements of the Limited Partnership Act and the Exempted Partnerships Act, the Managing General Partner (pursuant to its power of attorney from the Limited Partners), without the approval of any Limited Partner, may amend any provision of the Agreement to reflect certain changes, as provided for in Section 17.1.16, including changes that, as determined by the Managing General Partner in its sole discretion, are necessary or appropriate for any action taken by the Managing General Partner relating to splits or combinations of Partnership Interests made in accordance with the provisions of the Agreement;

AND WHEREAS, the Managing General Partner desires to amend the Agreement as set out herein;

NOW THEREFORE,

1.                                                                                      Section 1.1.38 is hereby deleted in its entirety and replaced with the following:

“First Distribution Threshold” means $0.203 per Partnership Interest per Quarter (pro rated for any Quarter in which (i) a Partnership Interest is not Outstanding for the entire Quarter or (ii) the Capital Amount in respect of a Partnership Interest is adjusted pursuant to Section 3.6.3);

2.                                                                                      Section 1.1.100 is hereby deleted in its entirety and replaced with the following:

“Second Distribution Threshold” means $0.22 per Partnership Interest per Quarter (pro rated for any Quarter in which (i) a Partnership Interest is not Outstanding for the entire Quarter or (ii) the Capital Amount in respect of a Partnership Interest is adjusted pursuant to Section 3.6.3);

3.                                      This amendment shall be effective upon the date first written above.

4.                                      This amendment shall be governed by and construed in accordance with the laws of Bermuda.

5.                                      Except as modified herein, all terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the Managing General Partner has executed this Amendment as of the date first above written.

MANAGING GENERAL PARTNER:
BROOKFIELD INFRASTRUCTURE PARTNERS L.P., by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary